SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 09, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	May 9, 2007

TAM and LAN to implement business alliance

São Paulo, May 9, 2007 – TAM Linhas Aéreas (Bovespa: TAMM4 and NYSE: TAM), TAM Mercosur and the LAN Alliance – comprised of LAN Airlines, LAN Peru, LAN Argentina and LAN Ecuador – have decided to formalize a business alliance.

The agreement aims to develop partnerships in routes operated by these companies in South America, broadening the passengers’ options to fly to several destinations around the continent.

Thus, TAM will expand its flight offer in South America, to include a more complete and diversified network for its passengers. In addition, clients of LAN Alliance companies will enjoy the easy of traveling the routes operated by TAM and TAM Mercosur, with multiple hours and frequency options. This broad integration will be possible through business alliance, which will be implemented within the next months.

One of the benefits passengers will enjoy with this business alliance is being able to travel with a single ticket from the beginning to the end of the route, in addition to the possibility of using the companies’ VIP areas. Another advantage is the accrual of the TAM Fidelity Program and the LANPASS, benefiting passengers who travel frequently.

For TAM’s CEO, Marco Antonio Bologna, the alliance with LAN represents an important step towards the regional integration process in South America, thus stimulating the distribution of passengers in the Brazilian, Chilean, Argentinean, Peruvian, Venezuelan and other markets. “TAM and LAN passengers can rely on a wider variety of flights while enjoying the advantages of both companies’ fidelity programs,” said Bologna who pointed out that the agreement also reinforces TAM’s strategy of maintaining partnerships with leading companies in the markets where it operates.

Enrique Cueto, LAN’s vice chief executive officer said, “Thanks to this agreement, our passengers will enjoy an excellent network that will make their travels easier. This will encourage commercial agreements already existing between the countries, fomenting tourism and bilateral cooperation in the region”.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

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About TAM:
The company (www.tam.com.br) has been the Brazilian domestic market leader since July 2003, and closed last April with a 50.72% market share. The company flies to 48 destinations throughout Brazil. With the commercial agreements executed with regional companies, it reaches 75 destinations outside national territory. TAM’s operations in South America include direct flights to Buenos Aires (Argentina) and Santiago (Chile). Within six months, TAM will start operating daily flights to Caracas, in Venezuela. With TAM Mercosur, it also serves Asunción and Ciudad del Este (Paraguay), Cordoba (Argentina), Montevideo (Uruguay), Santa Cruz de la Sierra and Cochabamba (Bolivia). In April, TAM’s international market share was 69.7% among Brazilian airlines. International operations include long haul direct flights to the following destinations: New York and Miami (USA), Paris (France), London (England) and Milan (Italy). It also maintains commercial agreements with international companies that allow the passenger to fly to a wide variety of destinations worldwide. A pioneer in the launch of a Loyalty Program for airlines in Brazil, TAM currently has 3.8 million members and has awarded more than 4.2 million tickets.

About LAN:
LAN Airlines is one of Latin America's leading airlines. LAN is integrated by LAN Airlines, LAN Express, LAN Peru, LAN Ecuador, and LAN Argentina, as well as LAN Cargo and its affiliates. LAN Alliance serves 15 destinations in Chile, 12 in Peru, 10 in Argentina, two in Ecuador, 15 destinations in other Latin American countries and Caribbean, three in the United States two in Europe and four in the South Pacific, in addition to 52 additional international destinations through several code-share agreements. Currently, the LAN Alliance operates 68 passenger aircraft and 10 freighters. LAN Airlines is a member of OneWorld™. It has bilateral commercial agreements with American Airlines, British Airways, Iberia and Qantas and also with Alaska Airlines, AeroMexico, TAM, Korean Air and JAL. For more information visit www.lan.com or www.oneworldalilance.com.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 09, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.